For fiscal year ended (a) August 31, 1995
File number (c) 811-4024


                          SUB-ITEM 77J


             Reclassification of Capital Accounts

      The Series accounts for and reports distributions to shareholders in accordance with the A.I.C.P.A.'s Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distribution by Investment Companies. The effect caused by applying this statement as of August 31, 1994 was to decrease paid-in capital and decrease accumulated net realized loss on investments by $21,495 due to over distribution of capital gains. Net investment income, net realized losses, and net assets were not affected by this change.